SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas.  The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Press release dated November 27, 2007;
- Press release dated November 29, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated November 27, 2007.

Press release
ENEL: MORE THAN 160 MILLION EURO BONUS FOR QUALITY OF ELECTRICITY SERVICE IN 2006
•	Satisfaction with the results announced by the Authority for Electricity and Gas: net bonus to Enel Distribuzione increased by 35%.

•	Between 2000 and 2006 Enel invested 9.6 billion euros in upgrading the network.
Rome, November 27, 2007 - The continuity of Enel’s electricity service in Italy continues to improve.
Once again in 2006, the Authority for Electricity and Gas (AEEG) has awarded Enel Distribuzione a net bonus of more than 160 million euros (up 35% compared with the 118 million euros granted in 2005) out of a total of 165 million euros disbursed in incentives.
In 2006, despite a new calculation mechanism that includes interruptions previously attributed to “external causes”, the average total length of interruptions for Enel customers fell from 63 minutes in 2005 to 51 minutes last year, compared with a target of 79 minutes set by the AEEG.
This result is the outcome of the substantial investments that Enel has made in its network: some 9.6 billion euros between 2000 and 2006. This commitment has enabled us to achieve a standard of excellence at the European level.
The South experienced a sharp improvement of the quality of electricity service in 2006, with an average decrease in the duration of interruptions of 16 minutes. The results achieved in some regions in the South were even better than the national average, for example Molise with just 28 minutes and Basilicata with 48 minutes. Abruzzo posted a improvement, with the average dropping from 106 minutes in 2005 to 56 last year.
In the Centre, the average total duration of interruptions fell by nearly 20 minutes. In Umbria the average was 34 minutes, followed by Tuscany with 39 minutes and the Marche with 41 minutes, while the figure for Lazio decreased from 79 to 55 minutes.
Record results were also seen in the North, with an average of 34 minutes of service interruptions per customer. Friuli had an average of 21 minutes, Lombardy 28 minutes and Emilia Romagna 24 minutes, less than half the national average.

Press release
ENEL ANNOUNCES ITS INTENTION TO DELIST FROM NYSE AND TO TERMINATE REGISTRATION OF ITS ORDINARY SHARES AND ADSs UNDER THE EXCHANGE ACT
Rome, November 29, 2007 – The Board of Directors of Enel S.p.A. (Borsa Italiana: ENEL; NYSE: EN) today authorized the delisting of the Company’s American Depositary Shares (“ADSs”, each ADS representing five ordinary shares) from the New York Stock Exchange (“NYSE”), and resolved to terminate its registration with the Securities and Exchange Commission (the “SEC”) and related reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).
In light of the continued low trading volumes of Enel’s ADSs in the United States and administrative burdans and costs associated with maintaining Enel’s U.S. listing and registration, the Board decided to take advantage of recent amendments by the SEC to the requirements that foreign private issuers must meet in order to terminate their registration and related reporting obligations under the Exchange Act.
Enel concurrently submitted written notice to the NYSE of its intention to delist its ADSs. Enel expects to file with the SEC Form 25, regarding the delisting, on or about December 10, 2007 and expects the delisting to become effective by operation of law on or about December 20, 2007 (i.e. 10 days after the filing of Form 25). On such date Enel expects to file with the SEC Form 15F, regarding the deregistration, and expects the deregistration to become effective 90 days after the filing of Form 15F.
Enel has not arranged for listing and/or registration of its ordinary shares or ADSs on any other U.S. national securities exchange or for quotation of these securities in any quotation medium (as defined in Rule 15c2-11 under the Exchange Act). Enel also intends to terminate its American Depositary Receipt facility with JPMorgan Chase Bank N.A. during the course of the delisting and deregistration procedure. Enel’s ordinary shares will remain listed on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”), which is located in Italy. The Italian Stock Exchange constitutes the primary trading market for Enel’s ordinary shares.
The delisting and deregistration do not affect Enel’s relationships with U.S. investors nor its commitment to high standards of corporate governance and financial reporting. Enel will continue to make English translations of its annual reports, financial statements and press releases available on its website www.enel.it.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between October 29, 2007 and November 16, 2007 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between October 29, 2007 and November 16, 2007 a total of 1,318,456 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 591,500 shares regarding the Stock-option Plan for the year 2002, (ii) 95,306 shares regarding the Stock-option Plan for the year 2003 and (iii) 631,650 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004). The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on November 27, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	No. of shares	each	Euro	No. of shares	each
Total	6,184,153,490	6,184,153,490	1 Euro	6,182,835,034	6,182,835,034	1 Euro
Of which:
Ordinary shares (rank for dividend pari passu: January 1, 2007) current coupon number 11	6,184,153,490	6,184,153,490	1 Euro	6,182,835,034	6,182,835,034	1 Euro

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 29, 2007